      Exhibit B

Wayfinder Group, INC.
Consolidated Statement of Income and Accumulated Deficit
For the Periods Ended December 31, 1999
(Unaudited, Subject to Adjustment)
(thousands of dollars)



                    Twelve
                    Months
                    ------
INCOME
------
Rental water heater revenue     $  6,764
Gain on sale of NEWHC, Inc. assets     3,389
Interest income from note receivable-Duperey Investments, Inc.     94
Consulting revenue and other     1,021
               --------
     Total income     11,268

EXPENSE
-------
Operating expenses     5,079
Loss on sale of interest in AllEnergy Marketing Co., Inc.     220
Depreciation          1,558
Income taxes     2,689
               --------
     Total expenses     9,546
               --------

Net income     $  1,722

Accumulated deficit at beginning of period     $(10,413)
               --------

Accumulated deficit at end of period     $ (8,691)
               ========

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